March 13, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman David Link

Re:	JDEV Acquisition Corp. Registration Statement on Form 10-12G Filed February 04, 2026 File No. 000-56821

Dear Sir or Madam:

JDEV Acquisition Corp. (the “Company”) will be filing amendment number 1 (the “Amendment No. 1”) to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to Vincent LaBarbara, Chief Executive Officer of the Company, dated March 3, 2026 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Registration Statement on Form 10-12G filed February 4, 2026

General

1. We note the exclusive forum provision in Article IX of the Bylaws. Please provide clear disclosure of this provision, including whether it applies to federal securities law claims, and any risks to shareholders.

Response:

In response to this comment, the Company has amended Article IX of its Bylaws, which now additionally provides that “actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, shall not be governed by such provision”. The Company has also filed Amended and Restated By-laws as Exhibit 3.2 of Amendment No. 1 to the Registration Statement.

2. Please note that the registration statement will become effective by operation of law 60 days after your filing date of February 4, 2026. If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Once the registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Response:

In response to this comment, we acknowledge the 60-day effectiveness by operation of law and we are re-filing the Amendment No. 1 at the same time of the present response letter, which is within the 60-day period.

Item 1. Business, page 1

3. We note your disclosure that “management is currently involved with three other blank check companies.” In Item 7, you state: “None of the directors or officers of the Company may be deemed to be promoters of any other blank check company.” Please revise as appropriate to address this discrepancy. Further, please provide a discussion of any other blank check or shell companies in which any of your officers or directors may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and/or received, and any officers or directors subsequent involvement in the company.

Response:

In response to this comment, the Company has corrected and updated disclosure in Item 7, on page 12, as well as in Item 1, on page 3, adding the following statement: “management has not been and is not currently involved with any other blank check companies, except that David Landskowsky served as President and Director for Dutchess Holdings Corp., a blank check company, from 2014 until such company filed a Form 15 with the SEC in 2016, having not completed any transaction, and Mr. Landskowsky and Eric Rubenstein, among others, are partners in Intuitive Venture Partners, LLC, the beneficial owner of all 5,000,000 shares of Dutchess Holdings Corp.”

Item 10. Recent Sales of Unregistered Securities, page 13

4. We note that the company was incorporated on November 26, 2025. We also note that there were 5,500,000 shares issued and outstanding on December 31, 2025. Please revise to provide the disclosure required by Item 701 of Regulation S-K.

Response:

In response to this comment, the Company has added disclosure in Item 2 Financial Information, on page 7, to describe that the 5,500,000 shares were issued, as a capital contribution, to Vincent LaBarbara as initial shareholder and investor in the Company. On December 10, 2025, Mr. LaBarbara transferred a total of 4,400,000 shares to four individual investors pursuant to certain security purchase agreements, with each investor receiving 1,100,000 shares, respectively. Accordingly, the Company believes that Item 701 is not implicated because the shares were transferred by a shareholder of Company to other investor, rather than by the Company itself.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (732) 395-4505.

Sincerely,

/s/ Federica Pantana
Federica Pantana, Esq.
Lucosky Brookman LLP